MidWestOne Bank

2024
ANNUAL REPORT

Building an enduring institution for the next 90 years



Table of Contents

Above: Iowa State Bank & Trust Annual Meeting January 1968

MidWest*One* Financial Group, Inc. Board of Directors

Azeemuddin Ahmed—Clinical Professor of Emergency Medicine at the University of Iowa, Executive Vice Chair at the University of Iowa Department of Emergency Medicine, and the Medical Director of Kinnick Stadium and Carver Hawkeye Arena

Larry D. Albert—Retired Chief Executive Officer, Central Bank

Carl J. Chaney—Executive Chairman of Industry Bancshares, Inc., and Chairman, Chaney Investments

Charles N. Funk—Retired Chief Executive Officer, MidWest*One* Financial Group, Inc., and MidWest*One* Bank

Janet E. Godwin—Chief Executive Officer, ACT Education Corp.

Douglas H. Greeff—President, Greeff Advisory LLC and Director of TRX

Jennifer L. Hauschildt—Global Chief Human Resources Officer, Georg Fischer, Uponor division

Matthew J. Hayek—Attorney and Partner, Hayek, Moreland & Smith, LLP

Ruth E. Heinonen—Corporate Affairs Consultant, and President and Owner of Strategic Points Consulting, LLC

Nathaniel J. Kaeding—Director of Real Estate Development, Hodge Construction

Tracy S. McCormick—Chief Financial Officer and Director, Mill Creek Development Company

Kevin W. Monson—Founder and Chairman Emeritus, Neumann Monson Architects and Chairman of the Board, MidWest*One* Financial Group and MidWest*One* Bank

Charles N. Reeves—Chief Executive Officer and Director, MidWest*One* Financial Group, Inc., and MidWest*One* Bank

Wes Hartig*—Chief Executive Officer, MedOne

*MidWestOne Bank Board only

A LETTER TO OUR SHAREHOLDERS:
Building for the Future



The year 2024 was one of significant progress for our company as we continued to execute well on our strategic plan initiatives amidst a backdrop of higher-than expected interest rates and uncertain economic conditions.

We took several significant actions in 2024 to position the company for enduring success. As we did so, we were guided by our long-rooted values and newly developed vision statement, "To be the pre-eminent relationship driven community bank where our expertise and proactive approach generates meaningful impact for our stakeholders."

The first half of 2024 saw the completion of our previously announced geographic re-alignment, as we integrated Denver Bankshares, effectively doubling our presence in the important Denver, Colorado market, and divested our Florida operations for an attractive premium. Our operations, technology and customer facing teams performed admirably, as the integration was our best to date and the Denver market grew from merger closing to the end of 2024.

The rapid rise in interest rates during 2022 and 2023 had a dramatic impact on our financial results in 2023 and the first three quarters of 2024. Despite two balance sheet repositionings in 2023 totaling $346.9 million, our fixed rate bond portfolio remained too large and low yielding. In a "higher for longer" interest rate cycle, the portfolio threatened this organization's profitability for the next three to five years. As such, the Board of Directors, in conjunction with management and its advisors, made the decision in September of 2024 to commence a common stock offering with the intent to use the proceeds to sell a large portion of our bond portfolio.

The $125 million common stock offering, completed in late September, was extremely well received by the market and we welcomed a premium list of new institutional investors supportive of the company's strategic plan and transformation. The balance sheet repositioning, completed within two weeks after the capital raise, was executed flawlessly by the finance team. The dramatic impact of the transaction was seen in our fourth quarter of 2024 financial results as net interest margin increased 92 basis points compared to the third quarter of 2024 and return on average assets reached 1.03%. MidWest*One* Financial Group, Inc., now has the future earnings stream, capital strength, and balance sheet flexibility to become a consistent, high-performing company.

We continued to invest in our organizational talent and in 2024 we celebrated the promotion of long time operations leader, Barb Finney, to Executive Vice President. Barb is an outstanding leader who exhibits MidWest*One* values and innovative culture each day. We also welcomed new leaders who will enable the future profitability and scalability of MidWest*One*. These include Paul Ho-Sing-Loy, EVP Chief Information Officer, Steve Heimermann, EVP Wealth Management, Elda Macias, SVP Chief Marketing Officer, and John Cooney, SVP General Counsel.

As part of the 2023 Strategic Plan we developed five Strategic Pillars, identifying the priority areas where we will drive differentiation through investment and continuous improvement.

Exceptional Customer and Employee Engagement

The year 2024 marked MidWest*One* Bank's 90th anniversary and we celebrated with our team and customers across every part of our four-state footprint.

In conjunction with the anniversary, approximately 650 team members joined for the MidWest*One* Inaugural Community Day where we closed our offices and served around 70 organizations in the communities where we live and work. This will become a tradition and an annual event as we pursue success for our neighbors and support organizations that create opportunities in the communities we serve.

In a testament to our team members and the culture established by the Summerwill family and former CEO, Charlie Funk, MidWest*One* was named a Top Workplace in the USA for the fifth consecutive year!



Strong, Core, Local Banking Model

MidWest*One* enjoys an enviable core deposit franchise, driven by our local banking model and significant market share in many communities we serve, that is the bedrock of our strength and value. During 2024, we grew our noninterest bearing deposits 6.1% and our core deposits 3.9%. In addition, the Iowa Community market footprint experienced the first year of loan growth since 2019.

In late 2024, we made plans to open a branch in the growing Des Moines market, and established a Des Moines Community Advisory Board. As we focus on markets with the largest business opportunities, we continue our focus on the targeted metros of the Twin Cities and Denver.

Sophisticated Commercial Banking and Wealth Management

We are uniquely positioned to become the bank of choice for small to mid-sized businesses (those with revenue up to $150 million) and individuals with between $3 - $25 million in investable assets.

The combination of great bankers delivering expert advice in a boutique, community bank fashion is winning clients and led to 5% loan growth in 2024. We have now developed the talent, products, credit expertise, and consistent processes to deliver mid to high single digit loan growth on an annual basis.

Our value proposition is resonating, and the outlook is strong. Twin Cities, Denver, and Iowa Metro enjoy economic tailwinds, and disruption in the banking space due to continued mergers creates opportunities for us.

Our Wealth Management team simply hit the cover off the ball in 2024 with revenues increasing 16% year over year. Once again, the team's combination of expertise and service delivery resonates in the market and with other business lines who have become advocates and refer business. Assets under management in this business line now total $3.2 billion and we look forward to low double-digit growth rates for the foreseeable future.

Specialty Verticals

Many high-performing community banks have utilized a business model where specific expertise is developed in targeted industries or products to drive customer acquisition, risk prudence, and ultimately profitability. MidWest*One* commenced this journey in 2023 with the formation of specialty groups in Government Guaranteed Lending (SBA), Agri-Business, Treasury Management, and Commercial Real Estate.

The 2024 results were compelling as SBA business grew four times its 2023 volume, Agri-Business helped lead the community's first loan growth since 2019 and Treasury Management revenue grew 12% year over year. Based on economic factors, 2024 was not a year to significantly grow commercial real estate (CRE) but utilizing this team's deep expertise, we managed CRE asset quality quite well, contributing to a 150-basis point improvement in classified assets ratio.

We expect each of these specialty verticals to contribute high single to low double-digit growth in 2025 and beyond.



Total Deposits ($MM)



Loans Held for Investment, Net ($MM)



Investment Services and Trust Activity YTD Revenue ($MM)

Operational Effectiveness and Efficiency

In 2024, MidWest*One* made significant progress in "maturing" the company's platforms and processes enabling improved internal and external customer experiences, gaining important time and cost efficiencies, and adding future scalability.

Examples include new platforms for digital account opening, commercial loan originations, and risk management. In 2025, we will continue investing in our customer experience with a new digital commercial banking system and an end-to-end workflow management system for our administrative departments.

We have also developed a business automation group focused on automating manual tasks and the group saved around $350,000 in 2024. In late 2024, we hired this organization's first developers to integrate our varied "best of breed" systems more effectively and efficiently.

2024 Financial Results

The early October balance sheet repositioning had a dramatic impact on our fourth quarter of 2024 financial results with core net interest margin increasing 109 basis points from the fourth quarter of 2023 to 3.26%, the efficiency ratio dropping from 70.16% to 59.06%, our return on average assets increasing to 1.03% and fourth quarter of 2024 adjusted earnings per share increasing from $0.46 to $0.77. In addition, capital strength improved significantly with our CET1 ratio improving 114 basis points to 10.73% Our strategic initiatives drove balance sheet loan and deposit growth of 4.6% and 1.5%, respectively, and asset quality metrics improved in each category with the classified loan ratio improving 150 basis points.

We thank our Board of Directors for their guidance and support in 2024 and for their critical role in leading the transformation of this company to a high-performing organization. In 2024, two Directors, Dick Donohue and Dick Hartig, retired after years of exemplary service and guidance. We also welcomed two new Directors, Dr. Azeem Ahmed and Carl Chaney, and look forward to their expertise.

We are proud of our MidWest*One* team for their execution of our strategic plan and for always taking care of our customers and one another. We will continue to honor the legacy and values that define our company as we build a consistent, high-performing and enduring institution for the next ninety years.

Chip Reeves

Kevin Monson



CET1 Ratio (%)



Classified Loans Ratio (%)

Financial Highlights

(dollars in thousands, except per share amounts)

	2024	2023	2022	2021	2020
YEAR-END BALANCES					
Total Assets	$ 6,236,329	$ 6,427,540	$ 6,577,876	$ 6,025,128	$ 5,556,648
Total Securities	1,328,433	1,870,324	2,282,968	2,288,110	1,657,381
Loans Held for Investment, Net of Unearned Income	4,315,627	4,126,947	3,840,524	3,245,012	3,482,223
Total Deposits	5,477,982	5,395,673	5,468,942	5,114,519	4,547,049
Total Shareholders' Equity	559,696	524,378	492,793	527,475	515,250
AVERAGE BALANCES					
Total Assets	$ 6,552,420	$ 6,475,360	$ 6,244,284	$ 5,780,556	$ 5,135,841
Total Securities	1,679,586	2,039,814	2,327,141	2,040,672	1,139,954
Total Loans	4,334,163	3,993,389	3,511,192	3,362,488	3,551,945
Total Deposits	5,465,718	5,455,609	5,309,049	4,838,227	4,184,406
Total Shareholders' Equity	544,162	505,751	500,471	527,036	515,455
EARNINGS					
Net Interest Income	$ 157,537	$ 144,172	$ 166,358	$ 156,281	$ 152,964
Credit Loss Expense (Benefit)	8,782	5,849	4,492	(7,336)	28,369
Noninterest (Loss) Income	(88,247)	18,423	47,519	42,453	38,620
Noninterest Expense	144,496	131,913	132,788	116,592	149,893
(Loss) Income Before Income Taxes	(83,988)	24,833	76,597	89,478	13,322
Net (Loss) Income	(60,289)	20,859	60,835	69,486	6,623
PER COMMON SHARE					
(Loss) Earnings - Basic	$ (3.54)	$ 1.33	$ 3.89	$ 4.38	$ 0.41
(Loss) Earnings - Diluted	(3.54)	1.33	3.87	4.37	0.41
Dividends	0.97	0.97	0.95	0.90	0.88
Book Value	26.94	33.41	31.54	33.66	32.17
Year-End Closing Price	29.12	26.91	31.75	32.37	24.50
CREDIT RISK PROFILE					
Nonperforming Assets	$ 25,184	$ 30,288	$ 15,924	$ 31,897	$ 45,005
Nonperforming Assets Ratio	0.40%	0.47%	0.24%	0.53%	0.81%
Classified Loans	$ 110,804	$ 167,906	$ 96,694	$ 113,694	$ 122,306
Classified Loans Ratio	2.57%	4.07%	2.52%	3.50%	3.51%
Net Charge-Offs (Recoveries)	$ 3,139	$ 3,749	$ 6,563	$ (436)	$ 5,265
Net Charge-Off (Recovery) Ratio	0.07%	0.09%	0.19%	(0.01%)	0.15%
Allowance for Credit Losses Ratio (Excluding PPP Loans)	1.28%	1.25%	1.28%	1.52%	1.72%
FINANCIAL RATIOS					
Return on Average Equity	(11.08%)	4.12%	12.16%	13.18%	1.28%
Return on Average Tangible Equity[1]	(12.45%)	6.14%	15.89%	16.63%	10.80%
Return on Average Assets	(0.92%)	0.32%	0.97%	1.20%	0.13%
Net Interest Margin, Tax Equivalent[1]	2.66%	2.46%	2.92%	2.95%	3.30%
Efficiency Ratio[1]	63.44%	67.28%	56.98%	54.65%	56.92%
Common Equity Ratio	8.97%	8.16%	7.49%	8.75%	9.27%
Tangible Common Equity Ratio[1]	7.57%	6.90%	6.17%	7.49%	7.82%
Common Equity Tier 1 Ratio	10.73%	9.59%	9.28%	9.94%	9.72%

(1) Non-GAAP Financial Measure. Refer to the "Non-GAAP Presentations" section of the applicable Form 10-K for a reconciliation to the most directly comparable GAAP measure.

Celebrating 90 Years

In October 2024, MidWest*One* Bank proudly celebrated its 90th anniversary, marking nearly a century of dedicated service to communities across the Midwest and beyond. Founded on October 15, 1934, we have grown from humble beginnings into a robust financial institution with a presence in multiple states.

Founding and Early History

The story of MidWest*One* Bank begins with Ben Samuel Summerwill, an entrepreneur and adventurer who, in 1916, moved his family to South Dakota with dreams of running a successful cattle ranch. Despite their hard work, the Great Depression led to the loss of their ranch in 1929. Undeterred, Summerwill returned to Iowa City, where he took on the role of liquidating failed banks for the Iowa State Banking Department. His empathetic approach during this challenging time earned him the trust of the community, leading to the establishment of Iowa State Bank & Trust Company on October 15, 1934, with initial deposits exceeding $368,000.



Ben Summerwill with his horse during his days as Sheriff



The groundbreaking of our Charles N. Funk Building in 2013

Growth and Expansion

Over the decades, the bank expanded its footprint and services. In 1983, ISB Financial Corporation was established as the holding company for Iowa State Bank & Trust Company. A significant milestone occurred in March 2008 when ISB Financial Corporation merged with MidWest*One* Financial Group, Inc., adopting the MidWest*One* name. This merger set the stage for further growth, including the acquisition of Central Bancshares, Inc. in 2015, which extended the bank's reach into Minnesota and Florida. By 2017, MidWest*One* had opened its first branch in Denver, Colorado, and continued its expansion with the acquisition of ATBancorp in 2019, adding branches across Iowa and Wisconsin.

Commitment to Community and Innovation

Throughout our history, MidWest*One* Bank has maintained a strong focus on community engagement and innovation. In 2024, the bank announced significant commitments to community lending and giving, underscoring its dedication to the regions it serves. Embracing technological advancements, MidWest*One* has enhanced its digital banking services, leading to a doubling of digital account openings, with mobile accounting for nearly two-thirds of new accounts. This focus on innovation ensures that the bank meets the evolving needs of its customers while maintaining the personalized service characteristic of community banking.



The MidWest*One* Foundation provided a $25,000 grant to the renovation of the Hills and Dales Weber Autism Center in Dubuque, IA

90th Anniversary Celebrations

To commemorate our 90th anniversary in October 2024, the bank organized a series of events and initiatives reflecting its commitment to community and service. On October 8th, the bank held its inaugural MidWest*One* Community Day, closing at noon to allow employees to volunteer, and resulted in over 2,100 volunteer hours, approximately 650 participating employees, and around 70 organizations supported. The celebrations continued on October 15th with customer appreciation events at all branch locations, featuring treats in the lobbies and opportunities for customers to engage with bank staff.



Looking Ahead

As MidWest*One* Bank reflects on 90 years of service, it continues to honor the principles established by its founder, Ben S. Summerwill: care, integrity, and a steadfast commitment to the community. With a strong foundation and a forward-looking approach, MidWest*One* is poised to serve future generations, ensuring that its legacy of trust and excellence endures.







1 Team members from our White Bear Lake, Centerville, Elk River, and Forest Lake branches teamed up to pack meals at Feed My Starving Children during the MidWest*One* Bank Inaugural Community Day

2 Team members from Waterloo volunteering at Waterloo's House of Hope on Community Day

3 Team members helping onboard our new Denver teammates during the Bank of Denver merger in March

BUILDING THE FUTURE:

How an architect shaped the foundation of a bank's strategic vision

Kevin Monson is retiring after leading the board through one of the most transformative periods in our company's history.



An architect by profession, Kevin played a pivotal role in designing and building the foundation for our company's sustained future success. During his chairmanship, MidWest*One* grew from $500 million to $6.2 billion in assets, expanded from one state to four, and rose from being the fifth largest publicly traded bank headquartered in Iowa to the largest.

Leadership, like architecture, requires vision, collaboration, and the ability to create something that withstands the test of time. Fourteen years ago, outgoing board chair Dick Summerwill handpicked Kevin to succeed him because of what he knew about Kevin's character and the way he built his own firm: a commitment to customers, community and integrity, the bedrock values of MidWest*One* itself.

These strengths have served both Kevin and MidWest*One* well over a path not even Dick might have imagined: four bank acquisitions over the years, with two incorporating new board members into the governance structure. Under Kevin, MidWest*One* has grown from a community bank with local board members to a regional player with directors throughout the country.

Listening, one of Kevin's greatest strengths, defined his approach to leadership and played a vital role in this transformation. He listened to his clients as an architect and to his colleagues as board chair, thoughtfully considering diverse perspectives before charting a course forward. Former Chief Executive Officer, Charlie Funk, who worked alongside Kevin for twenty years, recalls his calm, collaborative nature. "He made sure everyone was heard and he was always the last one to speak. He was exceptional at cutting through noise."

That same steady leadership was instrumental in one of the company's most important transitions: the recruitment and hiring of our new Chief Executive Officer, Chip Reeves. Kevin guided the process with his characteristic thoughtfulness, ensuring a seamless handoff after the retirement of Charlie in 2022.

Kevin, at heart, is a community builder. In his architectural practice, he helped define urban landscapes in Iowa City and beyond, leaving his mark on numerous buildings that enhance communities, including our own historic headquarters. His legacy at MidWest*One* will be remembered similarly: as a dedicated leader who approached everything and everyone with grace, enthusiasm and thoughtfulness. He will be missed by a grateful organization.

Company Leadership

Len D. Devaisher—President and Chief Operating Officer

Barbara A. Finney—Executive Vice President, Director Bank Operations

Steven J. Heimermann—Executive Vice President, Wealth Management

Timothy M. Heth—Executive Vice President and Chief Human Resources Officer

Paul A. Ho-Sing-Loy—Executive Vice President, Chief Information Officer

David E. Lindstrom—Executive Vice President, Consumer Banking

Susan M. Moore—Executive Vice President and Chief Risk Officer

Barry S. Ray—Senior Executive Vice President and Chief Financial Officer

Charles N. Reeves—Chief Executive Officer

Gary L. Sims— Executive Vice President and Chief Credit Officer

Chase L. Stafford—Executive Vice President, Commercial Banking



MidWest*One* Financial Group, Inc.
Corporate Headquarters
102 S. Clinton Street
Iowa City, IA 52240
800.247.4418

MidWest*One*.bank
NASDAQ Symbol: MOFG

Transfer Agent/Divided Paying Agent
Equiniti Trust Company, LLC
55 Challenger Road, Floor 2
Ridgefield Park, New Jersey 07660

General Counsel
Barack Ferrazzano Kirschbaum & Nagleberg LLP
200 West Madison Street, Suite 3900
Chicago, Illinois 60606-3465

Independent Registered Public Accounting Firm
RSM US, LLP
400 Locust Street, Suite 640
Des Moines, Iowa 50309